UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Rule 13d-102)

(Amendment No. 1)*

Albany Molecular Research, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

( Title of Class of Securities )

012423109
(CUSIP Number )

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Thomas D’Ambra SLAT Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING 375,000 (2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 375,000 (2)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.19% (1)
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Geoffrey D’Ambra
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 375,000 (2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 375,000 (2)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.19% (1)
12.	TYPE OF REPORTING PERSON IN

(1)	Based on 31,597,668 shares of Common Stock outstanding as of December 31, 2013.

(2)	Dr. Thomas E. D'Ambra directly owns 2,745,983 shares of common stock of the issuer, of which 2,679,318 shares are jointly owned with his spouse, Constance M. D'Ambra. The trustee of the Thomas D’Ambra SLAT trust (the “SLAT trust”) is Dr. and Mrs. D’Ambra’s son, Geoffrey D’Ambra. Each of the SLAT Trust and Geoffrey D'Ambra disclaim beneficial ownership of these shares, and this report shall not be deemed an admission that it or he is the beneficial owner of these shares, except to the extent of its pecuniary interest, if any, in these shares.

Item 1(a).	Name of Issuer:

Albany Molecular Research, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26 Corporate Circle

Albany, New York 12203

Item 2(a).	Name of Persons Filing:

(i)	Thomas D’Ambra SLAT Trust (“SLAT Trust”)

(ii)	Geoffrey D’Ambra (“Mr. D’Ambra”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(i)	Address of SLAT Trust:
26 Corporate Circle Albany, New York 12203

(ii)	Address of Mr. D’Ambra:
26 Corporate Circle Albany, New York 12203

Item 2(c).	Citizenship:

SLAT Trust– New York

Mr. D’Ambra – USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

012423109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) , or 13d-2(b) or (c), check whether the person filing is a:

(1)	SLAT Trust

Not applicable.

(2)	Mr. D’Ambra

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 375,000 shares of Common Stock (2)

(b) Percent of class: 1.19% (1)

(c) Number of shares as to which such person has:

(i)	Shared power to vote or to direct the vote: 0

(ii)	Sole power to vote or to direct the vote: 375,000

(iii)	Shared power to dispose or to direct the disposition of: 0

(iv)	Sole power to dispose or to direct the disposition of: 375,000

(1)	Based on 31,597,668 shares of Common Stock outstanding as of December 31, 2013.

(2)	Dr. Thomas E. D'Ambra directly owns 2,745,983 shares of common stock of the issuer, of which 2,679,318 shares are jointly owned with his spouse, Constance M. D'Ambra. The trustee of the Thomas D’Ambra SLAT trust (the “SLAT trust”) is Dr. and Mrs. D’Ambra’s son, Geoffrey D’Ambra. Each of the SLAT Trust and Geoffrey D'Ambra disclaim beneficial ownership of these shares, and this report shall not be deemed an admission that it or he is the beneficial owner of these shares, except to the extent of its pecuniary interest, if any, in these shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification .

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

Thomas D’Ambra SLAT Trust

By:	/s/ Geoffrey D’Ambra
Name: Geoffrey D’Ambra
Title: Trustee of Thomas D’Ambra SLAT Trust

Geoffrey D’Ambra

/s/ Geoffrey D’Ambra

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Members of Group